SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.     )

ReShape Lifesciences Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

761123108

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761123108	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Ventures I, L.P. (“NLV I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,600,900 shares; except that (i) New Leaf Venture Associates I, L.P. (“NLV Associates”), the sole general partner of NLV I, may be deemed to have the sole power to vote such shares; (ii) New Leaf Venture Management I, L.L.C. (“NLV Management”), the sole general partner of NLV Associates and ultimate general partner of NLV I, may be deemed to have sole power to vote such shares; and (iii) each of Ronald Hunt (“Hunt”), Vijay Lathi (“Lathi”) and Liam Ratcliffe (“Ratcliffe”), the managers of NLV Management, may be deemed to have shared power to vote such shares.[1]

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

2,600,900 shares; except that (i) NLV Associates, the sole general partner of NLV I, may be deemed to have the sole power to dispose of such shares; (ii) NLV Management, the sole general partner of NLV Associates and ultimate general partner of NLV I, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt, Lathi and Ratcliffe, the managers of NLV Management, may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,900 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Includes (i) 1,299,100 shares of Common Stock of the Issuer directly held by NLV I and (ii) 1,301,800 shares of Common Stock underlying 13,018 shares of series C convertible preferred stock of the Issuer, 274,200 shares of which are held in escrow.

CUSIP No. 761123108	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Venture Associates I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,600,900 shares, all of which are owned by NLV I; except that (i) NLV Associates, the sole general partner of NLV I, may be deemed to have the sole power to vote such shares; (ii) NLV Management, the sole general partner of NLV Associates and ultimate general partner of NLV I, may be deemed to have sole power to vote such shares; and (iii) each of Hunt, Lathi and Ratcliffe, the managers of NLV Management, may be deemed to have shared power to vote such shares.[1]

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

2,600,900 shares, all of which are owned by NLV I; except that (i) NLV Associates, the sole general partner of NLV I, may be deemed to have the sole power to dispose of such shares; (ii) NLV Management, the sole general partner of NLV Associates and ultimate general partner of NLV I, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt, Lathi and Ratcliffe, the managers of NLV Management, may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,900 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 761123108	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Venture Management I, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,600,900 shares, all of which are owned by NLV I; except that (i) NLV Associates, the sole general partner of NLV I, may be deemed to have the sole power to vote such shares; (ii) NLV Management, the sole general partner of NLV Associates and ultimate general partner of NLV I, may be deemed to have sole power to vote such shares; and (iii) each of Hunt, Lathi and Ratcliffe, the managers of NLV Management, may be deemed to have shared power to vote such shares.[1]

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

2,600,900 shares, all of which are owned by NLV I; except that (i) NLV Associates, the sole general partner of NLV I, may be deemed to have the sole power to dispose of such shares; (ii) NLV Management, the sole general partner of NLV Associates and ultimate general partner of NLV I, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt, Lathi and Ratcliffe, the managers of NLV Management, may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,900 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 761123108	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vijay Lathi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
6

SHARED VOTING POWER

2,600,900 shares, all of which are owned by NLV I; except that (i) NLV Associates, the sole general partner of NLV I, may be deemed to have the sole power to vote such shares; (ii) NLV Management, the sole general partner of NLV Associates and ultimate general partner of NLV I, may be deemed to have sole power to vote such shares; and (iii) each of Hunt, Lathi and Ratcliffe, the managers of NLV Management, may be deemed to have shared power to vote such shares.[1]

	7	SOLE DISPOSITIVE POWER See response to row 8.
8

SHARED DISPOSITIVE POWER

2,600,900 shares, all of which are owned by NLV I; except that (i) NLV Associates, the sole general partner of NLV I, may be deemed to have the sole power to dispose of such shares; (ii) NLV Management, the sole general partner of NLV Associates and ultimate general partner of NLV I, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt, Lathi and Ratcliffe, the managers of NLV Management, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,900 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 761123108	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
6

SHARED VOTING POWER

2,600,900 shares, all of which are owned by NLV I; except that (i) NLV Associates, the sole general partner of NLV I, may be deemed to have the sole power to vote such shares; (ii) NLV Management, the sole general partner of NLV Associates and ultimate general partner of NLV I, may be deemed to have sole power to vote such shares; and (iii) each of Hunt, Lathi and Ratcliffe, the managers of NLV Management, may be deemed to have shared power to vote such shares.[1]

	7	SOLE DISPOSITIVE POWER See response to row 8.
8

SHARED DISPOSITIVE POWER

2,600,900 shares, all of which are owned by NLV I; except that (i) NLV Associates, the sole general partner of NLV I, may be deemed to have the sole power to dispose of such shares; (ii) NLV Management, the sole general partner of NLV Associates and ultimate general partner of NLV I, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt, Lathi and Ratcliffe, the managers of NLV Management, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,900 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 761123108	13G	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liam Ratcliffe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
6

SHARED VOTING POWER

2,600,900 shares, all of which are owned by NLV I; except that (i) NLV Associates, the sole general partner of NLV I, may be deemed to have the sole power to vote such shares; (ii) NLV Management, the sole general partner of NLV Associates and ultimate general partner of NLV I, may be deemed to have sole power to vote such shares; and (iii) each of Hunt, Lathi and Ratcliffe, the managers of NLV Management, may be deemed to have shared power to vote such shares.[1]

	7	SOLE DISPOSITIVE POWER See response to row 8.
8

SHARED DISPOSITIVE POWER

2,600,900 shares, all of which are owned by NLV I; except that (i) NLV Associates, the sole general partner of NLV I, may be deemed to have the sole power to dispose of such shares; (ii) NLV Management, the sole general partner of NLV Associates and ultimate general partner of NLV I, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt, Lathi and Ratcliffe, the managers of NLV Management, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,900 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 761123108	13G	Page 8 of 12 Pages

Schedule 13G

Item 1(a).	Name of Issuer:

ReShape Lifesciences Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2800 Patton Road St. Paul, Minnesota 55113.

Item 2(a).	Name of Persons Filing:

This joint statement on Schedule 13G is being filed by New Leaf Ventures I, L.P. (“NLV I”), New Leaf Venture Associates I, L.P. (“NLV Associates”) and New Leaf Venture Management I, L.L.C. (“NLV Management” and together with NLV I and NLV Associates, the “Reporting Entities”) and Vijay Lathi (“Lathi”), Ronald Hunt (“Hunt”) and Liam Ratcliffe (“Ratcliffe” and, together with Lathi and Hunt, the “Managing Directors”). The Reporting Entities and the Managing Directors collectively are referred to as the “Reporting Persons”.

NLV Associates is the sole general partner of NLV I and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by NLV I. NLV Management is the sole general partner of NLV Associates and ultimate general partner of NLV I and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by NLV I. Each of Lathi, Hunt and Ratcliffe are the managers of NLV Management and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by NLV I.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of NLV I, NLV Associates, NLV Management, Hunt and Ratcliffe is New Leaf Venture Partners, Times Square Tower, 7 Times Square, Suite 3502, New York, NY 10036.

The address of the principal business office of Lathi is New Leaf Venture Partners, 1200 Park Place, Suite 300, San Mateo, CA 94043.

Item 2(c).	Citizenship:

Each of NLV I and NLV Associates is a limited partnership organized under the laws of the State of Delaware.

NLV Management is a limited liability company organized under the laws of the State of Delaware.

Each Managing Director is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

761123108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No. 761123108	13G	Page 9 of 12 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

NLV I is the record owner of the 1,299,100 shares of Common Stock (the “Common Shares”) and 13,018 shares of Series C Preferred Stock convertible into 1,301,800 shares of Common Stock, of which 274,200 are held in escrow (the “Preferred Shares” and, together with the Common Shares, the “NLV I Shares”). As the sole general partner of NLV I, NLV Associates may be deemed to own beneficially the NLV I Shares. As the sole general partner of NLV Associates and ultimate general partner of NLV I, NLV Management may be deemed to own beneficially the NLV I Shares. As the individual managers of NLV Management, each of the Managing Directors also may be deemed to own beneficially the NLV I Shares.

(b)	Percent of class:

See Line 11 of cover sheets. The percentages set forth on the cover sheet for each Reporting Person are calculated based on 31,258,913 shares of Common Stock, which includes (i) 29,957,113 shares of Common Stock reported by the Issuer to be outstanding as of December 19, 2017 on Form 8-K as filed with the Securities and Exchange Commission on December 22, 2017, and (ii) 1,301,800 shares of Common Stock issuable upon the conversion of 13,018 shares of Series C Preferred Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: see line 5 of cover sheets.

(ii)	Shared power to vote or to direct the vote: see line 6 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: see line 7 of cover sheets.

(iv)	Shared power to dispose or to direct the disposition of: see line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of NLV I and NLV Associates, and the limited liability company agreement of NLV Management, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 761123108	13G	Page 10 of 12 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

CUSIP No. 761123108	13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

NEW LEAF VENTURES I, L.P.

By:	NEW LEAF VENTURE ASSOCIATES I, L.P.
Its General Partner

	By:	NEW LEAF VENTURE MANAGEMENT I, L.L.C.
Its General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES I, L.P.

By:	NEW LEAF VENTURE MANAGEMENT I, L.L.C.
Its General Partner

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT I, L.L.C.

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

*
Vijay Lathi

*
Ronald Hunt

*
Liam Ratcliffe

/s/ Craig L. Slutzkin
* Craig L. Slutzkin
As attorney-in-fact

*	This Schedule 13G was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.